AVRA INC.

September 11, 2012

VIA EDGAR

Reid Hooper

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE
Washington, D.C. 20549-4631

Re: Avra, Inc.

Registration Statement on Form S-1

Filed June 14, 2012

File No. 333-182130

Dear Mr. Hooper:

We hereby submit the responses of Avra, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated July 6, 2012, to David Bailey of the Company in regard to the above-referenced Amendment 1to Registration Statement on Form S-1 filed on June 14, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Form S-1 (“Form S-1 Amendment No. 1”), filed with the Securities and Exchange Commission on September 10, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.                   Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements in the Form S-1 Amendment No. 1 pursuant to Rule 8-08 of Regulation S-X.

2.          We note that you have a limited operating history with no history of revenues and tangible assets consisting solely of cash. Rule 12b-2 of the Exchange Act defines a “shell company” as a registrant that has “nominal operations” and “assets consisting solely of cash and cash equivalents and nominal other assets.” Based on your nominal operations and assets, it appears that you are a shell company as defined in Rule 12b-2 of the Exchange Act. Please revise your disclosure throughout your prospectus to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Further, revise your disclosure throughout your prospectus, including providing appropriate risk

AVRA INC.

     Response: We do not believe that we are a “shell company” as defined in Rule 12b-2 of the Exchange Act, that describes the registrant to have: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Specifically, we do not believe that we can be classified as having “no or nominal operations”. From inception, our management has devoted a significant amount of time to the development of the Company’s business. In furtherance of the Company’s planned business, our management investigated the market demand for smart boxes in the US, Canadian, and Asian markets, raised seed capital, investigated various suppliers with excellent technology, and decided on a short list of suppliers of smart box equipment. Recently, we are in the process of ordering samples from various suppliers to test the equipment before deciding on the manufacturer and supplier of the smart boxes for demonstration purposes. We do not believe that with the aforementioned activities undertaken in the furtherance of our planned business we shall be classified as having “no or nominal operations”. As such, we believe that we are not a shell company and we have properly disclosed throughout the prospectus that we are not a shell company.

     In addition, we believe that the risk factor entitled “Because there is no public trading market for our common stock, you may not be able to resell your shares.” on page 12 was sufficient to caution investors as to the highly illiquid nature of an investment in our Company’s shares.

     We have also revised our disclosure throughout our prospectus, including providing appropriate risk factor disclosure, to make clear that if we were deemed to be a shell company under the Rule 12b-2 of the Exchange Act then resale of our shares are not permitted under Rule 144(i) until 12 months after the Company is no longer considered a shell company.

3.	Please revise your disclosure, including in your Plan of Distribution section, to identify your selling shareholders as underwriters throughout your prospectus. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please reference SEC Release 33-8869 (2007). The Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company’s securities. Also, because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.

     Response: We do not believe that we are a “shell company” as defined in Rule 12b-2 of the Exchange Act for the reasons described in the response to Question 2.

We have revised to state throughout the prospectus that the selling security holders will sell at a fixed price of $0.002 per share until our common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

AVRA INC.

4.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

     Describe how and when a company may lose emerging growth company status;

      Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

      State your election under Section 107(b) of the JOBS Act:
    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those     standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

     Response: We modified our prospectus cover page to disclose that we are an emerging growth company and described how and when a company may lose emerging growth company status and the various exemptions that are available to us. We also added three risk factors on page s 14 and 15 discussing our status as an emerging growth company. We have decided to opt in to the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) JOBS Act, and have stated our election on page 32 in the prospectus. We also discussed our status under the JOBS Act in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations Capital.

AVRA INC.

5.	We note that a Mr. George Luis Feliz Martinez signed your Articles of Incorporation and Bylaws filed as exhibits to the Form S-1. In addition, we note Mr. Martinez is listed as your President and Secretary in the charter documents, however there is no reference to Mr. Martinez in the prospectus. Please discuss your current relationship with Mr. Martinez and, if applicable, identify Mr. Martinez as a promoter as that term is defined in Rule 405 of Regulation C. Please also consider whether disclosure pursuant to Items 401(g) and 404(c) of Regulation S-K is applicable to Mr. Martinez.

     Response: Mr. Martinez was the incorporator and the initial officer of the Company signing the Company’s by-laws. Immediately after the incorporation, Mr. Sheldon Haynes was appointed as director and President, Secretary and Treasurer of the company on December 1, 2010. Mr. Haynes later resigned from all of the offices he held in the Company. On November 21, 2011, Mr. David Anthony Bailey was appointed as director, President, Chief Executive Officer, Principal Financial and Accounting Officer, Secretary and Treasurer of the Company. Mr. Martinez and Mr. Haynes are not currently an officer, director or shareholder of the Company.

     We have identified Mr. Martinez and Mr. Haynes as promoters and added disclosure  pursuant to Items 401(g) and 404(c) of Regulation S-K.

6.	Please tell us whether you have any plans or intentions to merge this company with an operating company. If so, provide appropriate disclosure pursuant to Rule 419 of the Securities Act in the prospectus.

     Response: We do not have any plans or intentions to merge this company with an operating company.

7.	We note disclosure in the prospectus that you issued 18,332,800 common shares to “various investors” for proceeds of $36,666 on January 31, 2012. We also note your disclosure that on February 27, 2012 the 41 selling shareholders acquired the 19,597,800 common shares being registered for resale in this offering. Finally, we note that on December 1, 2011 you issued 27,500,000 common shares to David Bailey for proceeds of $5,500. This would mean you have at least 64,430,600 common shares outstanding. However, we note your disclosure that as of June 14, 2012, you had 47,097,800 shares of common stock issued and outstanding. Please advise.

     Response: On December 1, 2010, the Company issued 27,500,000 shares of common stock of the Company, at par value of 0.0002 to Mr. Sheldon Haynes.. The company then issued a total of 19,597,800 shares of common stock of the Company to 41 shareholders for $39,196, as follows:

a)	As of January 31, 2012, the Company issued 18,332,800 common shares to 38 shareholders for proceeds of $36,666; and
b)	Subsequent to January 31, 2012, the Company issued an additional 1,265,000 common shares to three shareholders for proceeds of $2,530.

     As of August 29, 2012, the Company has 47,097,800 shares of common stock issued and outstanding.

AVRA INC.

     The disclosure that on February 27, 2012 the 41 selling shareholders acquired the 19,597,800 common shares being registered for resale in this offering was included by mistake. We have revised to make the relevant corrections in the prospectus.

8.	Please revise your disclosure throughout the prospectus to clearly inform readers that you are only beginning to form your company and you have yet to begin operations. Also, revise your disclosure in this section to discuss the amount of financing you will need in the next 12 months to begin operations. Finally, please disclose in the prospectus summary that your sole officer and director does not have any significant training or experience in the sales and distributions of electronics. We note your risk factor disclosure on page 12.

     Response: We have revised our disclosure throughout the prospectus to clearly inform readers that we are only beginning our operations. We also revised our disclosure on page 31 to discuss the amount of financing we will need in the next 12 months to begin operations. We have further disclosed on page 6 in the prospectus summary that our sole officer and director does not have any significant training or experience in the sales and distributions of electronics.

9.	Revise your disclosure to discuss why the company is becoming a reporting company in light of the fact that the proceeds from the underlying Regulation S offering did not result in funds necessary to begin business operations, pay the costs of the offering, and meet the costs of legal reporting requirements.

     Response: We have revised our disclosure on page 29 to clarify that the Company is becoming a reporting company to be better equipped to raise capital by providing the transparency to the public of our operations and development.

10.	Revise to disclose that you are offering 100% of your outstanding shares held by non-affiliates for resale pursuant to this registration statement.

     Response: We have revised to disclose that we are offering 100% of our outstanding shares held by non-affiliates for resale pursuant to this registration statement.

11.	We note disclosure in your prospectus that you have “secured a relationship” with a Chinese based manufacturer of Smart TV boxes. Please clarify your disclosure that you have “secured a relationship.” Describe the specifics of the relationship, disclosing whether you have entered into any distribution agreements and identifying the Chinese based manufacturer. If you have entered into any agreements with the Chinese based manufacturer, please file copies of the agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Further, please provide appropriate disclosure here and in your business section discussing the risks of doing business or conducting operations in China. For example, discuss risks or uncertainties for acquiring any necessary permits or licenses, challenges to protecting intellectual property and regulations affecting foreign-based businesses operating in China.

AVRA INC.

     Response: The reference that we have “secured a relationship” with a Chinese based manufacturer of Smart TV boxes was included by mistake. We have revised to remove any disclosure to that effect. We have provided appropriate disclosure on page 11and 12] discussing the risks of doing business or conducting operations in China.

12.	Please revise your disclosure to explain the requirements that you currently do not meet to be quoted on the OTCBB. Further, please revise your disclosure in the prospectus to state that your common stock will be quoted on the OTCBB, rather than listed.

     Response: We have revised our disclosure on page 18 to explain the requirements that we currently do not meet to be quoted on the OTCBB. We have also revised our disclosure in the prospectus to state that our common stock will be quoted on the OTCBB, rather than listed.

13.	Revise your disclosure in the heading of the second column to the selling security holder table to clearly state that the column represents the percentage of the selling security holders’ shares as compared to the issued and outstanding shares as of the most recent applicable date.

     Response: We have revised to delete the second column of the selling security holder table as such information is not required for a registration statement on Form S-1 and may be deemed redundant.

14.	Please clarify the purpose and significance of the artwork in your prospectus, most notably the artwork of Apple TV’s set top box on page 27.

     Response: The purpose and significance of the artwork was to allow readers to understand that our product Smart Box is functionally comparable to Apple TV. However, after our re-assessment of the disclosure, we think that the images of Apple TV could be confusing to readers. As such, we have revised to remove all the Apple TV images and replace with the images of our own products.

15.	We note your reference to “Avra Corp.” on page 31. Please advise.

     Response: The reference to “Avra Corp” is a clerical error. We have revised to correctly make the reference to “Avra Inc.”.

16.	Revise your disclosure to identify your website. We note your disclosure on page 32 stating that you plan to sell products via your own website.

     Response: We have revised our disclosure to identify our website www.avrakadabbra.com and state the fact that our website is currently under construction and expected to be launched by the end of September 2012.

17.	We note your disclosure on page 38 that “we appointed [Mr. Bailey] to our board of directors due to his passion for our Smart TV business.” Clarify who appointed Mr. Bailey to the board of directors and identify the founder[s] of your company. Please consider whether disclosure

AVRA INC.

       pursuant to Items 401(g) and 404(c) of Regulation S-K is applicable to the founder[s] of your company.

     Response: On November 21, 2011, Mr. David Anthony Bailey, after becoming the principal shareholder of the Company, appointed himself as a director. We have added disclosure pursuant to Items 401(g) and 404(c) of Regulation S-K as applicable to the founders of our Company.

18.	We note your disclosure on page 43 that you issued 27,500,000 common shares to David Bailey on December 1, 2010. However, we note disclosure elsewhere in the prospectus that you issued 27,500,000 shares to Mr. Bailey on December 1, 2011. Please advise or revise.

     Response: We clarify that Mr. David Bailey purchased 27,500,000 shares of common stock of the Company from Mr. Sheldon Haynes on November 21, 2011 for $5,500. We have revised to correct the relevant disclosures throughout the prospectus.

19.	Please revise to have your controller or principal accounting officer sign the registration statement in that capacity.

     Response: We have revised to have our principal accounting officer sign the registration statement in that capacity.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, /S/ DAVID BAILEY David Bailey President, Chief Executive Officer and Chief Financial Officer

Exchange, Ocho Rios P.O St. Ann
Jamaica West Indies / Tel: 876-975-5471.